Exhibit 1

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The preparation and presentation of the Company’s consolidated financial statements and the overall quality of the Company’s financial reporting are the responsibility of management. The financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include estimates that are based on management’s best judgements. Information contained elsewhere in the Annual Report is consistent, where applicable, with that contained in the financial statements.

Management is also responsible for installing and maintaining a system of internal controls to provide reasonable assurance that assets are safeguarded and that reliable financial information is produced for preparation of financial statements, and believes that the system of internal controls they have installed has operated effectively in 2003.

Deloitte & Touche LLP, a firm of chartered accountants, were appointed by the shareholders as external auditors of the Company to conduct an independent examination and express their opinion on the consolidated financial statements. The Auditors’ Report outlines the auditors’ opinion and the scope of their examination. The services provided to the Company by the external auditors are now restricted to the audit of the consolidated financial statements and audit-related services. The Company engaged PricewaterhouseCoopers LLP as contract auditor to provide internal audit services, including a review of the system of internal controls.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Board exercises this responsibility with the assistance of the Audit, Finance and Risk Committee of the Board.

/s/ Ronald A. Brenneman
Ronald A. Brenneman
Chief Executive Officer

/s/ Ernest F.H. Roberts
Ernest F.H. Roberts
Senior Vice-President and Chief Financial Officer

January 28, 2004

AUDIT, FINANCE AND RISK COMMITTEE OF THE BOARD OF DIRECTORS

The Audit, Finance and Risk Committee, which is composed of not fewer than three (currently five) directors who are not employees of the Company, assists the Board of Directors in the discharge of its responsibility for overseeing management’s performance of the financial reporting and internal control responsibilities. The Committee reviews the annual and quarterly consolidated financial statements, accounting policies and the overall quality of the Company’s financial reporting, and the financial information contained in prospectuses and in reports filed with regulatory authorities, as required. The Committee also reviews and makes recommendations to the Board regarding financial matters and oversees the process that management has in place to identify business risks.

With respect to the external auditors, the Committee reviews and approves the terms of engagement, the scope and plan for the external audit and reviews the results of the audit and the Auditors’ Report. The external auditors report to the Committee and to the Board. The Committee discusses the external auditors’ independence from management and the Company with the auditors and receives written confirmation of their independence. The Committee also recommends to the Board the external auditors to be appointed by the shareholders and approves in advance fees for the external auditors’ services.

With respect to the contract auditor’s engagement to provide internal audit services, the Committee reviews the engagement contract, reviews and approves the scope and plan for the internal audit, receives periodic reports and reviews significant findings and recommendations. The contract auditor reports to the Committee and to the Board.

Senior management, the external auditors and the contract auditor attend all Audit, Finance and Risk Committee meetings and each is provided with the opportunity to meet privately with the Committee.

/s/ Paul D. Melnuk
Paul D. Melnuk
Chairman of the Audit, Finance and Risk Committee

January 28, 2004

AUDITORS’ REPORTS

To the Shareholders of Petro-Canada:

We have audited the consolidated balance sheet of Petro-Canada as at December 31, 2003 and 2002 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements of Petro-Canada for the year ended December 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an opinion without reservation on those consolidated financial statements in their report dated January 31, 2002. As described in Note 2, these consolidated financial statements have been restated to give effect to the accounting policy change relating to foreign exchange. Also, as described in Note 3, the Company changed the presentation of its segments in 2003, and the amounts in the 2002 and 2001 financial statements relating to segments have been restated to conform to the 2003 segment presentation. We audited the adjustments described in Note 2 and Note 3 that were applied to restate the 2001 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Chartered Accountants
Calgary, Alberta

January 28, 2004

COMMENTS BY AUDITORS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the consolidated financial statements of Petro-Canada. Our report to the shareholders dated January 28, 2004 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Chartered Accountants
Calgary, Alberta

January 28, 2004

This report set forth below is a copy of a previously issued audit report by Arthur Andersen LLP. This report has not been reissued by Arthur Andersen LLP in connection with its inclusion in this annual report.

To the Shareholders of Petro-Canada:

We have audited the consolidated balance sheet of Petro-Canada as at December 31, 2001 and 2000 and the consolidated statements of earnings, retained earnings and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

/s/ Arthur Andersen LLP
Arthur Andersen LLP
Chartered Accountants
Calgary, Alberta

January 31, 2002

Consolidated Statement of Earnings

(stated in millions of Canadian dollars)

For the years ended December 31,	2003	2002	2001

REVENUE
Operating	$12 209	$9 917	$8 582
Investment and other income (Note 4)	12	—	154
	12 221	9 917	8 736

EXPENSES
Crude oil and product purchases	5 098	4 556	4 687
Operating, marketing and general (Note 5)	2 407	2 036	1 670
Exploration (Note 14)	271	301	245
Depreciation, depletion and amortization (Notes 5 and 14)	1 539	957	568
Foreign currency translation (Note 6)	(251)	52	102
Interest	182	187	135
	9 246	8 089	7 407

EARNINGS BEFORE INCOME TAXES	2 975	1 828	1 329
PROVISION FOR INCOME TAXES (Note 7)
Current	1 247	959	528
Future	59	(105)	(45)
	1 306	854	483
NET EARNINGS	$1 669	$974	$846

EARNINGS PER SHARE (dollars) (Note 8)
Basic	$6.30	$3.71	$3.19
Diluted	$6.23	$3.67	$3.16

Consolidated Statement of Retained Earnings

(stated in millions of Canadian dollars)

For the years ended December 31,	2003	2002	2001

RETAINED EARNINGS AT BEGINNING OF YEAR	$2 380	$1 511	$771
Net earnings	1 669	974	846
Dividends on common shares	(106)	(105)	(106)
RETAINED EARNINGS AT END OF YEAR	$3 943	$2 380	$1 511

Consolidated Statement of Cash Flows

(stated in millions of Canadian dollars)

For the years ended December 31,	2003	2002	2001

OPERATING ACTIVITIES
Net earnings	$1 669	$974	$846
Items not affecting cash flow (Note 9)	1 432	1 001	597
Exploration expenses (Note 14)	271	301	245
Cash flow	3 372	2 276	1 688
(Increase) decrease in non-cash working capital related to operating activities and other (Note 10)	(164)	(226)	55
Cash flow from operating activities	3 208	2 050	1 743
INVESTING ACTIVITIES
Expenditures on property, plant and equipment and exploration (Note 14)	(2 315)	(1 861)	(1 681)
Proceeds from sales of assets	165	26	127
Increase in deferred charges and other assets, net	(147)	(72)	(10)
Decrease (increase) in non-cash working capital related to investing activities (Note 10)	94	(16)	96
Acquisition of oil and gas operations of Veba Oil & Gas GmbH (Note 11)	—	(2 234)	—
	(2 203)	(4 157)	(1 468)
FINANCING ACTIVITIES
Proceeds from issue of long-term debt	804	2 100	—
Reduction of long-term debt	(1 352)	(465)	(475)
Proceeds from issue of common shares	50	30	34
Dividends on common shares	(106)	(105)	(106)
Purchase of common shares (Note 18)	—	—	(362)
	(604)	1 560	(909)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	401	(547)	(634)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	234	781	1 415
CASH AND CASH EQUIVALENTS AT END OF YEAR (Note 12)	$635	$234	$781

Consolidated Balance Sheet

(stated in millions of Canadian dollars)

As at December 31,	2003	2002

ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 12)	$635	$234
Accounts receivable	1 503	1 596
Inventories (Note 13)	551	585
Prepaid expenses	16	19
	2 705	2 434

PROPERTY, PLANT AND EQUIPMENT, NET (Note 14)	10 759	10 084
GOODWILL (Note 11)	810	709
DEFERRED CHARGES AND OTHER ASSETS (Note 15)	316	212
	$14 590	$13 439
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$1 822	$1 901
Income taxes payable	300	263
Current portion of long-term debt (Note 16)	6	356
	2 128	2 520

LONG-TERM DEBT (Note 16)	2 223	2 701
DEFERRED CREDITS AND OTHER LIABILITIES (Note 17)	688	621
FUTURE INCOME TAXES (Note 7)	1 830	1 821

COMMITMENTS AND CONTINGENT LIABILITIES (Note 22)

SHAREHOLDERS’ EQUITY (Note 18)	7 721	5 776
	$14 590	$13 439

Approved on behalf of the Board

/s/ R. A. Brenneman	/s/ B. F. MacNeill

R. A. Brenneman	B. F. MacNeill
Director	Director

Notes to Consolidated Financial Statements

(tabular amounts stated in millions of Canadian dollars)

Note 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation  The consolidated financial statements include the accounts of Petro-Canada and of all subsidiary companies (“the Company”) and are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Differences between Canadian and United States GAAP are explained in the Notes to the Consolidated Financial Statements.

Substantially all of the Company’s exploration and development activities are conducted jointly with others. Only the Company’s proportionate interest in such activities is reflected in the Consolidated Financial Statements.

The preparation of Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingencies. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

(b) Revenue Recognition  Revenue from the sale of crude oil, natural gas, natural gas liquids, purchased products, and refined petroleum products is recorded when title passes to the customer.

International operations conducted pursuant to exploration and production sharing agreements (“EPSA’s”) are reflected in the Consolidated Financial Statements based on the Company’s working interest in such operations. Under the EPSA’s, the Company and other non-governmental partners pay all operating and capital costs for exploring and developing the concessions. Each EPSA establishes specific terms for the Company to recover these costs (“Cost Recovery Oil”) in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year and to share in the production profits (“Profit Oil”). Profit Oil is that portion of production remaining after deducting Cost Recovery Oil and is shared between the joint venture partners and the government of each country, varying with the level of production. Profit Oil that is attributable to the government includes an amount in respect of all deemed income taxes payable by the Company under the laws of the respective country. All other government stakes, other than income taxes, are considered to be royalty interests.

(c) Foreign Currency Translation  Monetary assets and liabilities are translated into Canadian dollars at rates of exchange in effect at the balance sheet date. With the exception of items pertaining to self-sustaining operations, the other assets and related depreciation, depletion and amortization, other liabilities, revenue and other expense items are translated into Canadian dollars at rates of exchange in effect at the respective transaction dates. The resulting exchange gains or losses are included in earnings.

The Company’s International operations are operated on a self-sustaining basis. Assets and liabilities of the International business segment, including associated long-term debt, are translated into Canadian dollars at period end exchange rates, while revenues and expenses are converted using average rates for the period. Gains and losses from the translation into Canadian dollars are deferred and included in the foreign currency translation adjustment as part of shareholders’ equity.

(d) Income Taxes  The Company follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized, using substantively enacted income tax rates, based on the differences between the carrying amounts of assets and liabilities reported in the financial statements and their respective tax bases. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in income in the period the change occurs.

(e) Earnings Per Share  Basic earnings per share is calculated by dividing the net earnings available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share reflects the potential dilution that would occur if stock options were exercised. The treasury stock method is used in calculating diluted earnings per share, which assumes that any proceeds received from the exercise of in-the-money stock options would be used to purchase common shares at the average market price for the period.

(f) Cash and Cash Equivalents  Cash and cash equivalents comprise cash in banks, less outstanding cheques, and short-term investments with a maturity of less than ninety days when purchased.

(g) Inventories  Inventories are stated at the lower of cost and net realizable value. Cost of crude oil and product purchases is determined primarily on a “last-in, first-out” (“LIFO”) basis.

(h) Investments  Investments in companies over which the Company has significant influence are accounted for using the equity method. Other long-term investments are accounted for using the cost method.

(i) Property, Plant and Equipment  Investments in exploration and development activities are accounted for using the successful efforts method. Under this method the acquisition cost of unproved acreage is capitalized. Costs of exploratory wells are initially capitalized pending determination of proved reserves and costs of wells which are assigned proved reserves remain capitalized while costs of unsuccessful wells are charged to earnings. All other exploration costs, including geological and geophysical costs, are charged to earnings as incurred. Development costs, including the cost of all wells, are capitalized.

The interest cost of debt attributable to the construction of major new facilities is capitalized during the construction period.

Producing properties and significant unproved properties are assessed annually, or as economic events dictate, for potential impairment. Impairment is assessed by comparing the estimated net undiscounted future cash flows to the carrying value of the asset.

(j) Depreciation, Depletion and Amortization  Depreciation and depletion of capitalized costs of oil and gas producing properties are calculated using the unit of production method.

Depreciation of other plant and equipment is provided on either the unit of production method or the straight line method, based on the estimated service lives of the related assets, as appropriate.

Costs associated with significant development projects are not depleted until commencement of commercial production.

(k) Future Removal and Site Restoration Costs  Estimated future removal and site restoration costs which are probable and can be reasonably determined are provided for on either the unit of production method or the straight line method, based on the estimated service lives of the related assets, as appropriate. Future removal and site restoration costs for inactive Downstream sites, net of expected recoveries, are provided for at the time a decision is made to decommission the site. The annual provision is included in operating, marketing and general expenses and is estimated based on current costs and technology and in accordance with existing legislation and industry practice.

(l) Goodwill  Goodwill is the excess purchase price over the fair value of identifiable assets and liabilities acquired. Goodwill impairment is assessed annually at year end, or as economic events dictate, by comparing the fair value of the reporting unit to its carrying value, including goodwill. If the fair value of the reporting unit is less than its carrying value, a goodwill impairment loss is recognized as the excess of the carrying value of the goodwill over the fair value of the goodwill.

(m) Stock Option Plan  The Company maintains a stock option plan for officers and certain employees as described in the Notes to the Consolidated Financial Statements. Prior to 2003, stock options were accounted for based on the intrinsic value of the award at grant date and as such, no compensation expense was charged to earnings. Effective January 1, 2003 the Company began prospectively accounting for stock options based on the fair value method at the grant date. The compensation expense associated with options granted in 2003 is charged to earnings over the vesting period with a corresponding increase in contributed surplus. On the exercise of stock options, consideration paid and the associated contributed surplus is credited to common shares.

(n) Employee Future Benefits  The Company records its obligations under employee benefit plans, net of plan assets where applicable. The costs of pensions and other post-retirement benefits are actuarially determined using the projected benefit method prorated based on service and using management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. For the purpose of calculating the expected return on plan assets, those assets are measured at fair value. The accrued benefit obligation is discounted using a market rate of interest at the beginning of the year on high quality corporate debt instruments.

(o) Hedging and Derivative Financial Instruments  The Company may use derivative financial instruments to manage its exposure to market risks resulting from fluctuations in foreign exchange rates, interest rates and commodity prices. These derivative financial instruments are not used for trading or speculative purposes.

The Company formally documents all derivative instruments designated as hedges, the risk management objective, and the strategy for undertaking the hedge.

Gains and losses on derivative instruments that are designated as and determined to be effective hedges are deferred and recognized in the period of settlement as a component of the related transaction. The Company assesses, both at inception and over the term of the hedging relationship, whether the derivative instruments used in the hedging transactions are highly effective in offsetting changes in the fair value or cash flows of hedged items. If a derivative instrument ceases to be effective or is terminated, hedge accounting is discontinued. The accumulated gains and losses continue to be deferred and recognized in the Consolidated Statement of Earnings in the period of settlement of the related transaction. Future gains or losses are recognized in the Consolidated Statement of Earnings in the period they occur.

Derivative instruments that are not hedges for accounting purposes are recorded at fair value with any resulting gain or loss recognized in the Consolidated Statement of Earnings in the current period.

Note 2  CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2003 Petro-Canada commenced operating its International segment on a self-sustaining basis. As a consequence, the Company prospectively changed its accounting for the foreign currency translation of its International business segment, and gains and losses arising from the translation of the financial statements and associated long-term debt into Canadian dollars are deferred and included as part of shareholders’ equity. The effect of this change for the year ended December 31, 2003 was a decrease in net earnings of $70 million. The change also resulted in an increase in property, plant and equipment of $152 million, goodwill of $101 million and shareholders’ equity of $253 million as at December 31, 2003.

During the fourth quarter of 2003, the Company elected to begin prospectively expensing, effective January 1, 2003, the value of stock options pursuant to the transitional accounting provisions of the Canadian Institute of Chartered Accountants for stock-based compensation and other stock-based payments. As a result, stock options granted during 2003 have been accounted for based on the fair value method at the grant date. The fair value associated with these options is charged to earnings over the vesting period with a corresponding increase in contributed surplus. The effect of this change for the year ended December 31, 2003 was a decrease in net earnings of $9 million. For stock options granted in 2002, the Company elected to continue accounting for these options based on the intrinsic value at the grant date and to disclose the pro forma results as if the fair value method has been used. Accordingly, the net earnings for 2002 and subsequent years of the vesting period remain unchanged with respect to options issued in 2002 and the pro forma results are disclosed in Note 18 to the Consolidated Financial Statements.

Effective January 1, 2002 the Company adopted, retroactively, the recommendations of the Canadian Institute of Chartered Accountants on accounting for foreign currency translation whereby exchange gains or losses on the translation of long-term debt, excluding the long-term debt associated with the Company’s self-sustaining International business segment, are included in net earnings in the current period. Previously, gains or losses on the translation of long-term debt were deferred and amortized over the remaining term of the debt. The effect of this change for the year ended December 31, 2002 was an increase (decrease) in net earnings of $19 million (2001 – $(58) million) from the net earnings that would have been reported under the former accounting policy. The change also resulted in a decrease in deferred charges and other assets of $187 million, a decrease in future income taxes of $3 million and a decrease in shareholders’ equity of $184 million as of December 31, 2001.

Note 3  SEGMENTED INFORMATION

Prior to 2003, the Company reported its operating activities through two Upstream segments and a Downstream segment. Effective January 1, 2003 the reported segments were changed and now comprise four Upstream segments and a Downstream segment. Prior years’ segmented information has been restated to conform with the current year presentation.

Upstream operations include the exploration, development, production, transportation and marketing activities for crude oil, natural gas and natural gas liquids and oil sands. The North American Gas segment includes activity in Western Canada, the Mackenzie Delta, offshore Nova Scotia and Alaska. The East Coast Oil segment comprises activity offshore Newfoundland and includes interests in the Hibernia and Terra Nova oil field operations as well as an interest in the White Rose oil field currently under development. The Oil Sands segment includes an interest in the Syncrude oil sands mining operation as well as the MacKay River in situ oil sands operation. The International segment includes activity, primarily in the United Kingdom, the Netherlands, Trinidad, Venezuela, Syria, Libya, Kazakhstan, Algeria and Tunisia.

The Downstream segment includes the purchase and sale of crude oil, the refining of crude oil products and the distribution and marketing of these and other purchased products.

All activities, other than those relating to the Inter-national segment and Alaska, are conducted within Canada.  Financial information by business segment is presented in the following table as though each segment were a separate business entity. Inter-segment transfers of products, which are accounted for at market value, are eliminated on consolidation. Shared Services includes investment income, interest expense, foreign currency translation and general corporate revenue and expense. Shared Services assets are principally cash and cash equivalents and other general corporate assets.

	UPSTREAM
	NORTH AMERICAN GAS			EAST COAST OIL			OIL SANDS
	2003	2002	2001	2003	2002	2001	2003	2002	2001

Revenue
Sales to customers and other revenues	$1 271	$787	$1 199	$795	$567	$286	$64	$—	$5
Inter-segment sales	190	183	184	482	379	102	391	406	356
Segment Revenue	1 461	970	1 383	1 277	946	388	455	406	361
Expenses
Crude oil and product purchases	—	—	—	—	—	—	—	—	—
Inter-segment transactions	7	3	6	—	—	—	36	—	—
Operating, marketing and general	199	179	195	112	92	41	316	238	222
Exploration	146	206	144	47	17	21	23	23	29
Depreciation, depletion and amortization	263	257	231	261	220	104	178	30	32
Foreign currency translation	—	—	—	—	—	—	—	—	—
Interest	—	—	—	—	—	—	—	—	—
	615	645	576	420	329	166	553	291	283
Earnings before income taxes	846	325	807	857	617	222	(98)	115	78
Provision for income taxes
Current	227	268	483	313	172	13	(20)	(26)	6
Future	107	(122)	(168)	(49)	15	41	(28)	62	13
	334	146	315	264	187	54	(48)	36	19
Net Earnings	$512	$179	$492	$593	$430	$168	$(50)	$79	$59

Capital and Exploration Expenditures
Property, plant and equipment and exploration expenditures	$560	$530	$548	$344	$289	$279	$448	$462	$304
Deferred charges and other assets	4	(3)	—	4	—	—	—	—	—
Acquisition of oil and gas operations of Veba Oil & Gas GmbH, including goodwill	—	—	—	—	—	—	—	—	—
	$564	$527	$548	$348	$289	$279	$448	$462	$304
Cash Flow (before changes in non-cash working capital)	$985	$534	$651	$869	$687	$338	$127	$196	$136
Total Assets	$2 301	$2 240	$2 129	$2 247	$2 209	$2 090	$1 746	$1 473	$899

	INTERNATIONAL			DOWNSTREAM			SHARED SERVICES			CONSOLIDATED
	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001

Revenue
Sales to customers and other revenues	$1 945	$1 239	$20	$8 145	$7 318	$7 158	$1	$6	$68	$12 221	$9 917	$8 736
Inter-segment sales	—	—	—	7	3	6	—	—	—
Segment Revenue	1 945	1 239	20	8 152	7 321	7 164	1	6	68	12 221	9 917	8 736
Expenses
Crude oil and product purchases	—	—	—	5 099	4 556	4 687	(1)	—	—	5 098	4 556	4 687
Inter-segment transactions	—	—	—	1 027	968	642	—	—	—
Operating, marketing and general	407	288	8	1 299	1 179	1 165	74	60	39	2 407	2 036	1 670
Exploration	55	55	51	—	—	—	—	—	—	271	301	245
Depreciation, depletion and amortization	444	249	7	392	200	193	1	1	1	1 539	957	568
Foreign currency translation	—	—	—	—	—	—	(251)	52	102	(251)	52	102
Interest	—	—	—	—	—	—	182	187	135	182	187	135
	906	592	66	7 817	6 903	6 687	5	300	277	9 246	8 089	7 407
Earnings before income taxes	1 039	647	(46)	335	418	477	(4)	(294)	(209)	2 975	1 828	1 329
Provision for income taxes
Current	644	413	(15)	204	242	90	(121)	(110)	(49)	1 247	959	528
Future	88	9	(4)	(118)	(81)	86	59	12	(13)	59	(105)	(45)
	732	422	(19)	86	161	176	(62)	(98)	(62)	1 306	854	483
Net Earnings	$307	$225	$(27)	$249	$257	$301	$58	$(196)	$(147)	$1 669	$974	$846

Capital and Exploration Expenditures
Property, plant and equipment and exploration expenditures	$525	$221	$153	$424	$344	$383	$14	$15	$14	$2 315	$1 861	$1 681
Deferred charges and other assets	—	—	(6)	53	27	16	86	48	—	147	72	10
Acquisition of oil and gas operations of Veba Oil & Gas GmbH, including goodwill	—	2 234	—	—	—	—	—	—	—	—	2 234	—
	$525	$2 455	$147	$477	$371	$399	$100	$63	$14	$2 462	$4 167	$1 691
Cash Flow (before changes in non-cash working capital)	$890	$583	$27	$601	$380	$589	$(100)	$(104)	$(53)	$3 372	$2 276	$1 688
Total Assets	$3 883	$3 544	$186	$3 838	$3 841	$3 556	$575	$132	$774	$14 590	$13 439	$9 634

Note 4  GAINS (LOSSES) ON DISPOSAL OF ASSETS

Investment and other income includes net gains (losses) on disposal of $42 million (2002 – $(2) million; 2001 – $49 million).

Note 5  ASSET WRITEDOWNS

Following a review of its Eastern Canada refining and supply operations, Petro-Canada announced in September, 2003 it will be ceasing its Oakville refining operations and expanding the existing terminalling facilities. The total charge to earnings related to the shutdown, which is expected to occur December 31, 2004, will be approximately $200 million after-tax including approximately $160 million for asset write-downs and increased depreciation, $20 million for de-commissioning costs and $20 million for employee related costs. For the year ended December 31, 2003 $250 million has been recorded to the following expenses in the Downstream segment:

	Pre-Tax	After Tax

Operating, marketing and general expense (de-commissioning and employee related costs)	$54	$32
Depreciation and amortization expense (asset write-downs and increased depreciation)	196	119
	$250	$151

Depreciation, depletion and amortization expense for the year ended December 31, 2003 also includes charges of $46 million ($46 million after-tax) relating to the impairment of assets in Kazakhstan and $136 million ($82 million after-tax) relating mainly to engineering costs incurred in finalizing the Company’s strategy for converting the Edmonton refinery to process an oil sands feedstock. The charges were recorded in the International and Oil Sands segments respectively.

Note 6  FOREIGN CURRENCY TRANSLATION

Foreign currency translation consists of:

	2003	2002	2001
(Gain) loss on translation of foreign currency denominated long-term debt (1)	$(251)	$(11)	$102
Loss on translation of International business segment (Note 2)	—	63	—
	$(251)	$52	$102

(1)  Gains or losses on foreign currency denominated long-term debt associated with the self-sustaining International business segment are deferred and included as part of shareholders’ equity.

Note 7  INCOME TAXES

The computation of the provision for income taxes, which requires adjustment to earnings before income taxes for non-taxable and non-deductible items, is as follows:

	2003	2002	2001

Earnings before income taxes	$2 975	$1 828	$1 329
Add (deduct):
Non-deductible royalties and other payments to provincial governments, net	392	277	413
Resource allowance	(542)	(467)	(476)
Equity in earnings of affiliates	(11)	(9)	(9)
Non-taxable foreign exchange	(237)	52	87
Other	28	(3)	(1)
Earnings as adjusted before income taxes	$2 605	$1 678	$1 343
Canadian Federal income tax rate	38.0%	38.0%	38.0%
Income tax on earnings as adjusted at Canadian Federal income tax rate	$990	$638	$510
Large Corporations Tax	16	16	15
Provincial and other income taxes, net of federal abatement	17	27	49
Future income taxes (decrease) increase due to federal and provincial rate changes	(45)	4	(61)
Higher foreign income tax rates	337	176	—
Income tax credits and other	(9)	(7)	(30)
Provision for income taxes	$1 306	$854	$483
Effective income tax rate on earnings before income taxes	43.9%	46.7%	36.3%

Future income taxes consists of the following future income tax liabilities (assets) relating to temporary differences for:

	2003	2002

Property, plant and equipment	$1 975	$1 992
Partnership income (1)	381	278
Inventories	(134)	(161)
Deferred credits and other liabilities	(224)	(191)
Deferred charges and other assets	43	18
Loss carryforwards and other	(211)	(115)
	$1 830	$1 821

(1)  Taxable income for certain Canadian Upstream activities are generated by a partnership and the related taxes will be included in current income taxes in the next year.

Deferred distribution taxes associated with International business operations have not been recorded. Based on current plans, repatriation of funds in excess of foreign reinvestment will not result in material additional tax expense.

Complex income tax issues which involve interpretations of continually changing regulations are encountered in computing the provision for income taxes. Management believes that adequate provision has been made for all such outstanding issues.

Note 8  EARNINGS PER SHARE

The weighted average number of common shares outstanding used in the calculation of basic earnings per share and diluted earnings per share, assuming that all dilutive outstanding stock options were exercised, was:

	2003	2002	2001

Average shares outstanding (millions)
Basic	264.9	262.8	264.9
Diluted	267.9	265.7	267.4

For the year ended December 31, 2003 no stock options (2002 – 375 700 stock options with an exercise price of $45.68; 2001 – nil) were excluded in the diluted earnings per share calculation. Stock options are excluded when the exercise price exceeds the average share price in a respective period.

Note 9  ITEMS NOT AFFECTING CASH FLOW

	2003	2002	2001

Depreciation, depletion and amortization	$1 539	$957	$568
Future income taxes	59	(105)	(45)
Provision for future removal and site restoration costs	70	27	17
(Gain) loss on translation of foreign currency denominated long-term debt	(251)	(11)	102
(Gain) loss on disposal of assets	(42)	2	(49)
Amortization of debt issue costs	22	14	1
Other	35	27	3
Foreign currency losses	—	90	—
	$1 432	$1 001	$597

Note 10  (INCREASE) DECREASE IN NON-CASH WORKING CAPITAL AND OTHER

	2003	2002	2001

Operating activities and other
Accounts receivable	$93	$(268)	$465
Inventories	34	(74)	—
Prepaid expenses	3	9	5
Accounts payable and accrued liabilities	(219)	467	(433)
Income taxes payable	37	(313)	40
Current portion of long-term liabilities and other	(112)	(47)	(22)
	$(164)	$(226)	$55

Investing activities
Accounts receivable	$—	$—	$64
Accounts payable and accrued liabilities	94	(16)	32
	$94	$(16)	$96

Financing activities
Accounts receivable	$—	$—	$2
Accounts payable and accrued liabilities	—	—	(2)
	$—	$—	$—

Non-cash working capital is comprised of current assets and current liabilities other than cash and cash equivalents and current portion of long-term debt.

Note 11  ACQUISITION OF OIL AND GAS OPERATIONS OF VEBA OIL & GAS GMBH

On May 2, 2002 the Company acquired the shares of companies holding the majority of the international oil and gas operations of Veba Oil & Gas GmbH and on December 10, 2002 the Company acquired certain of the remaining operations which were subject to rights of first refusal. The total acquisition cost, consisting of cash consideration and acquisition costs, was $2 234 million and the results of these operations have been included in the consolidated financial statements from the dates of acquisition.

The acquisition was accounted for by the purchase method of accounting and the allocation of fair value to the assets acquired and liabilities assumed was:

Property, plant and equipment	$2 012
Goodwill	709
Current assets, excluding cash of $15 million	640
Deferred charges and other assets	6
Total assets acquired	3 367
Current liabilities	634
Future income taxes	387
Deferred credits and other liabilities	112
Total liabilities assumed	1 133
Net assets acquired	$2 234

Goodwill, which is not tax deductible, was assigned to the Company’s International business segment.

Funds for the acquisition were provided from credit facilities arranged with certain banks (Note 16) and from cash and cash equivalents.

Note 12  CASH AND CASH EQUIVALENTS

Short-term investments are considered to be cash equivalents and are recorded at cost, which approximates market value.

	2003	2002

Cash	$60	$139
Less: outstanding cheques	39	167
	21	(28)
Short-term investments	614	262
	$635	$234

Cash payments for interest and income taxes were as follows:

	2003	2002	2001

Interest	$156	$178	$158
Income taxes	$1 232	$1 172	$483

Note 13  INVENTORIES

	2003	2002

Crude oil, refined products and merchandise	$394	$429
Materials and supplies	157	156
	$551	$585

Note 14  PROPERTY, PLANT AND EQUIPMENT

	2003			2002			2003	2002
	Cost	Accumulated Depreciation, Depletion and Amortization	Net	Cost	Accumulated Depreciation, Depletion and Amortization	Net	Expenditures on Property, Plant and Equipment(1)

Upstream
Canada
North American Gas	$4 158	$2 082	$2 076	$3 905	$1 914	$1 991	$414	$324
East Coast Oil	2 934	820	2 114	2 637	562	2 075	297	272
Oil Sands	2 189	563	1 626	1 905	523	1 382	425	439
International	2 898	549	2 349	2 373	296	2 077	470	166
	12 179	4 014	8 165	10 820	3 295	7 525	1 606	1 201
Downstream
Refining	3 167	1 690	1 477	2 867	1 423	1 444	303	222
Marketing and other	2 273	1 192	1 081	2 208	1 133	1 075	121	122
	5 440	2 882	2 558	5 075	2 556	2 519	424	344
Other property, plant and equipment	449	413	36	443	403	40	14	15
	$18 068	$7 309	$10 759	$16 338	$6 254	$10 084	$2 044	$1 560

Interest capitalized during 2003 amounted to $7 million (2002 – $4 million; 2001 – $16 million).

Costs of $314 million (2002 – $638 million) relating to the Upstream International operations and $422 million (2002 – $250 million) relating to non-producing East Coast Oil projects are not currently being depleted.

Capital leases at a net cost of $70 million (2002 – $74 million) and $29 million (2002 – $31 million) are included in the assets of East Coast Oil and Oil Sands, respectively (Note 16).

(1)  Exploration expenses of $271 million (2002 – $301 million; 2001 – $245 million) charged to earnings are reclassified from operating activities and included with expenditures on property, plant and equipment and exploration under investing activities in the Consolidated Statement of Cash Flows.

Note 15  DEFERRED CHARGES AND OTHER ASSETS

	2003	2002

Investments	$72	$77
Deferred pension funding	49	34
Deferred financing costs	97	36
Other long-term assets	98	65
	$316	$212

Note 16  LONG - TERM DEBT

	Maturity	2003	2002

Debentures and notes
5.35% unsecured senior notes (1) (U.S. $300 million)	2033	$388	$—
7.00% unsecured debentures (U.S. $250 million)	2028	323	395
7.875% unsecured debentures (U.S. $275 million)	2026	355	434
9.25% unsecured debentures (U.S. $300 million)	2021	388	474
4.00% unsecured senior notes (1) (U.S. $300 million)	2013	388	—
Capital leases (Note 14)(2)	2007-2017	94	115
Acquisition credit facilities(3)	2005	293	1 639
		2 229	3 057
Current portion		(6)	(356)
		$2 223	$2 701

Interest on long-term debt was $177 million in 2003 (2002 – $182 million; 2001 – $134 million).

(1)          In anticipation of issuing these senior notes, the Company entered into interest rate derivatives which resulted in effective interest rates of 6.073% for the 5.35% notes due in 2033 and 4.838% for the 4.00% notes due in 2013.

(2)          The Company is party to a transportation agreement to transport bitumen from the MacKay River production facilities to the Athabasca Pipeline Terminal. The agreement is for an initial term of fifteen years ending in 2017 and is extendable at the Company’s option for an additional ten years.

The Company is party to an agreement for the time charter and operation of a vessel for the transportation of East Coast Canada crude oil production. The agreement is for an initial term of 10 years ending in 2007 and extendable at the Company’s option for up to an additional 15 years.

The transportation and time charter agreements are accounted for as capital leases and have implicit rates of interest of 14.65% and 11.90%, respectively. The aggregate remaining repayments under the transportation and time charter agreements are $94 million, including the following amounts in the next five years: 2004 – $6 million, 2005 – $7 million, 2006 – $8 million, 2007 – $8 million, 2008 – $2 million.

(3)          The Company established two unsecured credit facilities with certain banks for the acquisition of the oil and gas operations of Veba Oil & Gas GmbH (Note 11). The credit facilities totalled $3 320 million of which $2 100 million was drawn in the form of floating rate Canadian dollar bankers’ acceptances in 2002. During 2003 and 2002 the Company repaid $1 807 million and cancelled an additional $770 million of the facilities which reduced the amount of the facilities to $743 million at December 31, 2003, of which $293 million is outstanding and repayable in 2005.

Note 17  DEFERRED CREDITS AND OTHER LIABILITIES

	2003	2002

Future removal and site restoration costs	$382	$344
Post-retirement benefits	153	143
Long-term liabilities	153	134
	$688	$621

Note 18  SHAREHOLDERS’ EQUITY

	2003	2002

Common shares	$1 308	$1 258
Contributed surplus	2 147	2 138
Retained earnings	3 943	2 380
Foreign currency translation adjustment (Note 2)	323	—
	$7 721	$5 776

The authorized share capital is comprised of an unlimited number of:

(a)  Preferred shares issuable in series designated as Senior Preferred Shares

(b)  Preferred shares issuable in series designated as Junior Preferred Shares

(c)  Common shares

Changes in common shares and contributed surplus were as follows:

	2003			2002
	Shares	Amount	Contributed Surplus	Shares	Amount	Contributed Surplus
Balance at beginning of year	263 594 977	$1 258	$2 138	262 191 041	$1 228	$2 138
Issued for cash under employee stock option and share purchase plans	1 991 116	50	—	1 403 936	30	—
Stock-based compensation	—	—	9	—	—	—
Balance at end of year	265 586 093	$1 308	$2 147	263 594 977	$1 258	$2 138

The Company repurchased common shares under a Normal Course Issuer Bid that commenced on November 1, 2000 and ended on October 31, 2001. During 2001 9 429 755 shares were purchased for a total of $362 million. The excess of purchase cost over the carrying amount of the shares purchased was recorded as a reduction of contributed surplus.

Stock Option Plan

The Company maintains a stock option plan and may grant options to officers and certain employees for up to 22 million common shares. The stock options have a term of 10 years, vest over periods of up to four years and are exercisable at the market prices for the shares on the dates that the options were granted.

Changes in the number of outstanding stock options were as follows:

	2003		2002
	Number	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
		(dollars)		(dollars)
Balance at beginning of year	8 225 984	$30	7 216 770	$26
Granted	2 481 000	51	2 482 700	36
Exercised	(1 991 116)	25	(1 403 936)	22
Cancelled	(95 275)	41	(69 550)	30
Balance at end of year	8 620 593	$37	8 225 984	$30

The following stock options were outstanding as at December 31, 2003:

Options Outstanding				Options Exercisable
Number	Range of Exercise Prices	Weighted-Average Life	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
	(dollars)	(years)	(dollars)		(dollars)
541 762	$11 to 18	4.6	$16	541 762	$16
1 067 315	19 to 25	5.5	21	862 030	21
2 400 592	26 to 35	7.5	33	960 217	31
2 199 324	36 to 46	7.3	38	1 004 050	38
2 411 600	47 to 51	9.1	51	—	—
8 620 593	$11 to 51	7.9	$37	3 368 059	$28

The following table presents the pro forma net earnings and the pro forma earnings per share computed assuming the fair value based accounting method had been used to account for the compensation cost of stock options granted in 2002.

		Earnings per Share			Earnings per Share
	2003 Net Earnings	Basic	Diluted	2002 Net Earnings	Basic	Diluted
		(dollars)	(dollars)		(dollars)	(dollars)
Net earnings as reported	$1 669	$6.30	$6.23	$974	$3.71	$3.67
Pro forma adjustment	8	0.03	0.03	6	0.03	0.03
Pro forma net earnings	$1 661	$6.27	$6.20	$968	$3.68	$3.64

The estimated fair value of stock options granted in 2003, which is charged to earnings (Notes 1(m) and 2), was $17.50 per share. The estimated weighted average fair value of stock options granted in 2002, which is incorporated in the pro forma earnings information above, was $12.74 per share. The fair values have been determined using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002

Risk-free interest rate	4.4%	4.9%
Expected hold period to exercise	6 years	6 years
Volatility in the market price of common shares	32%	33%
Estimated annual dividend	1.4%	1.4%

Note 19  EMPLOYEE FUTURE BENEFITS

The Company maintains pension plans with defined benefit and defined contribution provisions, and provides certain health care and life insurance benefits to its qualifying retirees. The actuarially determined cost of these benefits is accrued over the estimated service life of employees. The defined benefit provisions are generally based upon years of service and average salary during the final years of employment. Certain defined benefit options require employee contributions and the balance of the funding for the registered plans is provided by the Company, based upon the advice of an independent actuary. The defined contribution option provides for an annual contribution of 5% to 8% of each participating employee’s pensionable earnings. Substantially all of the pension assets are invested in equity, fixed income and other marketable securities.

	Pension Plans			Other Post-Retirement Plans
Benefit Plan Expense	2003	2002	2001	2003	2002	2001

(a) Defined benefit plans
Employer current service cost	$27	$25	$22	$4	$3	$2
Interest cost	78	74	70	12	11	11
Expected return on plan assets	(65)	(83)	(88)	—	—	—
Amortization of transitional (asset) obligation	(5)	(5)	(5)	2	2	2
Amortization of net actuarial losses	26	7	—	—	—	—
	61	18	(1)	18	16	15
(b) Defined contribution plans	11	10	7
Total expense	$72	$28	$6	$18	$16	$15
Benefit Plan Funding	$86	$22	$9	$8	$7	$7

	Pension Plans		Other Post- Retirement Plans
Financial Status of Defined Benefit Plans	2003	2002	2003	2002
Fair value of plan assets	$1 052	$927	$—	$—
Accrued benefit obligation	1 344	1 206	211	186
Funded status – plan deficit(1)	(292)	(279)	(211)	(186)
Unamortized transitional (asset) obligation	(34)	(39)	19	21
Unamortized net actuarial losses	375	352	39	22
Accrued benefit asset (liability)	$49	$34	$(153)	$(143)

Reconciliation of Plan Assets
Fair value of plan assets at beginning of year	$927	$1 039	$—	$—
Acquisition	—	26	—	—
Contributions	86	22	8	7
Benefits paid	(63)	(61)	(8)	(7)
Actual gain (loss) on plan assets	115	(91)	—	—
Other	(13)	(8)	—	—
Fair value of plan assets at end of year	$1 052	$927	$—	$—

Reconciliation of Accrued Benefit Obligation
Accrued benefit obligation at beginning of year	$1 206	$1 119	$186	$172
Acquisition	—	33	—	—
Current service cost	27	25	4	3
Interest cost	78	74	12	11
Benefits paid	(63)	(61)	(8)	(7)
Actuarial losses	99	12	17	7
Other	(3)	4	—	—
Accrued benefit obligation at end of year	$1 344	$1 206	$211	$186

(1) The pension and other post-retirement plans included in the financial status information are not fully funded.

Defined Benefit Plan Assumptions	2003		2002	2001

Year-end obligation discount rate	6.0%		6.5%	6.5%
Long-term rate of return on plan assets	7.5%		8.0%	8.0%
Rate of compensation increase, excluding merit increases	3.0%		3.0%	3.0%
Annual increase in the per capita cost of:
Medical benefits	7.5	%(1)	7.5%	7.5%
Dental benefits	3.5%		3.5%	3.5%

(1) 4.5% in 2009 and thereafter.

Note 20  FINANCIAL INSTRUMENTS

The Company is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the course of its normal business operations. The Company monitors its exposure to market fluctuations and may use derivative instruments to manage these risks, as it considers appropriate. These derivative instruments are entered into solely for hedging purposes.

Crude Oil and Products

The Company enters into forward contracts and options to reduce exposure to Downstream margin fluctuations, including margins on fixed price product sales, and short-term price fluctuations on the purchase of foreign and domestic crude oil and refined products.

Natural Gas

The Company enters into forward contracts to purchase natural gas to manage its exposure on fixed price sales of natural gas and to manage its fuel costs on fixed price product sales.

Currency

The Company enters into forward contracts to reduce its exposure to exchange rate movements between the Canadian dollar and the foreign currency related to fixed price product sales. There were no currency derivatives in place as at December 31, 2003.

Interest Rates

In anticipation of issuing U.S. dollar notes in 2003, the Company entered into interest rate derivatives to hedge a portion of its exposure to adverse interest rate fluctuations. The Company also implements short duration Forward Rate Agreements to manage interest rate exposure on floating rate debt. There were no interest rate derivatives in place as at December 31, 2003.

The Company’s outstanding contracts for derivative instruments and the related fair values at December 31, 2003 were as follows:

	Quantity	Average Price(1)	Fair Value	Maturity
Crude Oil and Products (millions of barrels)
Crude oil purchase	2.2	$35.31	$8	2004/2005
Products purchase	1.2	$31.08	1	2004

Natural Gas (billions of cubic feet)
Natural gas purchase	0.4	$6.14	—	2004
			$9

(1) Canadian dollars per barrel or per thousand cubic feet, as applicable.

Derivative instruments involve a degree of credit risk. The Company controls this risk through the establishment of credit policies and limits which are applied in the selection of counterparties. Market risk relating to changes in value or settlement cost of the Company’s derivative instruments is essentially offset by gains or losses on the hedged positions.

The fair value, the related method of determination and the carrying value of the Company’s financial instruments were as follows:

Current Assets/Current Liabilities

The fair value of financial instruments included in current assets and current liabilities, excluding the current portion of long-term debt, approximates the carrying amount of these instruments due to their short maturity.

Long-Term Debt

The fair value of long-term debt is based on publicly quoted market values.

Derivative Instruments

The fair value of derivative instruments, which is based on quotes provided by brokers, represents an approximation of amounts that would be received or paid to counterparties to settle these instruments prior to maturity. The Company plans to hold all derivative instruments outstanding at December 31, 2003 to maturity.

	2003		2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial instruments included in current assets and current liabilities	$316	$316	$(71)	$(71)
Long-term debt	$(2 229)	$(2 432)	$(3 057)	$(3 358)
Derivative instruments	$—	$9	$—	$(5)

Note 21  RELATED PARTY TRANSACTIONS

Transactions with the Government of Canada (which holds 19% of the Company’s issued shares at December 31, 2003), its agencies and other related parties, are in the normal course of business and are therefore on the same terms as those accorded to non-related parties.

Note 22  COMMITMENTS AND CONTINGENT LIABILITIES

(a) The Company has leased property and equipment under various long-term operating leases for periods up to 2013. The minimum annual rentals for non-cancellable operating leases are estimated at $115 million in 2004, $90 million in 2005, $78 million in 2006, $69 million in 2007, $60 million in 2008 and $55 million per year thereafter until 2013.

(b) The Company is involved in litigation and claims associated with normal operations. Management is of the opinion that any resulting settlements would not materially affect the financial position of the Company.

Note 23  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

The Company’s Consolidated Financial Statements have been prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States. The following are the significant differences in accounting principles as they pertain to the accompanying Consolidated Financial Statements:

(a) Income Taxes  This liability method followed by the Company differs from United States GAAP due to the application of transitional provisions upon adoption, the use of substantive versus enacted tax rates and the accounting for certain Canadian income tax credits and allowances.

(b) Interest Capitalization  United States GAAP requires that interest be capitalized as part of the cost of certain assets while they are being prepared for their intended use. The Company capitalizes interest attributable to the construction of major new facilities and does not capitalize interest on all assets that would require interest capitalization under United States GAAP.

(c) Contributed Surplus  In prior years the Company transferred amounts from contributed surplus to the accumulated deficit. Under United States GAAP these transfers would not have occurred.

(d) Derivative Instruments and Hedging  Under United States GAAP the accounting for derivative instruments and hedging activities is contained in the Statement of Financial Accounting Standards No. 133 (“SFAS 133”). SFAS 133 establishes accounting and reporting standards requiring that all derivative instruments be recorded in the balance sheet as either an asset or a liability measured at fair value and requires that changes in the fair value be recognized currently in earnings unless specific hedge accounting criteria are met. For cash flow hedges, changes in the fair value of the derivative instrument are recognized in net earnings in the same period as the hedged item and any changes in the fair value prior to that period are recognized in other comprehensive income. For fair value hedges, both the derivative instrument and the underlying commitment are recognized on the balance sheet at their fair value and any changes in the fair value are recognized currently in net earnings.

(e) Minimum Pension Liability  United States GAAP requires a minimum pension liability be recorded for underfunded pension plans. The change in the minimum liability, representing the excess of unfunded accumulated benefit obligations over previously recorded pension cost liabilities, is recognized in other comprehensive income.

(f) Comprehensive Income  United States GAAP utilizes the concept of comprehensive income, which includes net earnings and other comprehensive income. There is no similar concept under Canadian GAAP. Other comprehensive income represents the change in equity during the period from transactions and other events from non-owner sources and includes such items as changes in the fair value of cash flow hedges, minimum pension liability adjustments and certain foreign currency translation adjustments.

(g) Asset Retirement Obligations  Under United States GAAP the accounting for asset retirement obligations is contained in the Statement of Financial Accounting Standards No. 143 (“SFAS 143”). SFAS 143 requires companies to record the fair value of legal obligations associated with the retirement of tangible long-lived assets. These obligations are recorded as liabilities on a discounted basis when incurred and amounts recorded for the related assets are increased by the amount of these liabilities. Over time the liabilities are accreted for the change in their present value and the initial capitalized costs are depreciated over the useful lives of the related assets. Under current Canadian GAAP and previous United States GAAP, asset retirement obligations are accrued on an undiscounted unit of production or straight line basis over the life of the asset. A liability is not recorded under either United States or Canadian GAAP for assets with an indeterminate useful life.

SFAS 143 was effective January 1, 2003 for United States GAAP purposes and the cumulative effect adjustment from initial application is charged to net earnings under United States GAAP in the current year. Changes to Canadian accounting standards, effective January 1, 2004, are expected to eliminate this GAAP difference in future years.

The application of United States GAAP would have the following effects on earnings as reported:

	2003	2002	2001
Net earnings as reported in the consolidated statement of earnings	$1 669	$974	$846
Adjustments, before income taxes
Capitalization of interest and related amortization	21	25	53
Accounting for income taxes	(9)	(111)	(51)
Asset retirement obligations	(15)	—	—
Other	—	(3)	(4)
Income taxes on above items	9	10	3
Net earnings, as adjusted before cumulative effect of change in accounting policy	1 675	895	847
Cumulative effect of change in accounting policy, net of income taxes	(114)	—	—
Net earnings, as adjusted	$1 561	$895	$847
Earnings, as adjusted before cumulative effect of change in accounting policy per share
Basic	$6.32	$3.41	$3.20
Diluted	$6.25	$3.37	$3.17
Earnings, as adjusted per share
Basic	$5.89	$3.41	$3.20
Diluted	$5.83	$3.37	$3.17
Comprehensive Income
Net earnings, as adjusted	$1 561	$895	$847
Unrealized gain (loss) on financial derivatives	8	4	(7)
Minimum pension liability	(11)	(111)	—
Foreign currency translation adjustment	323	—	—
	$1 881	$788	$840

The application of United States GAAP would have the following effects on the consolidated balance sheets as reported:

	December 31, 2003		December 31, 2002
	As Reported	United States GAAP	As Reported	United States GAAP
Current assets	$2 705	$2 705	$2 434	$2 434
Property, plant and equipment, net	10 759	11 521	10 084	10 662
Goodwill	810	789	709	688
Deferred charges and other assets	316	314	212	209
Current liabilities	2 128	2 119	2 520	2 525
Long-term debt	2 223	2 223	2 701	2 701
Deferred credits and other liabilities	688	1 209	621	808
Future income taxes	1 830	2 058	1 821	2 073
Common shares	1 308	1 308	1 258	1 258
Contributed surplus	2 147	3 269	2 138	3 260
Retained earnings	3 943	2 937	2 380	1 482
Foreign currency translation adjustment	323	—	—	—
Accumulated other comprehensive income (loss)	$—	$206	$—	$(114)

Recent Accounting Pronouncements

United States GAAP requires the disclosure of accounting pronouncements that have been issued but are not yet effective for the Company’s reporting. The following applicable accounting pronouncement has been recently issued:

Variable Interest Entities

In January, 2003 the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 Consolidation of Variable Interest Entities (“FIN 46”). FIN 46 provides criteria for identifying variable interest entities (“VIEs”) and further criteria for determining what entity, if any, should consolidate them. In general, VIEs are entities that either do not have equity investors with voting rights or have equity investors that do not provide sufficient financial resources for the entity to support its activities. In December 2003, the FASB issued FIN 46(R) to clarify some of the provisions of FIN 46 and to exempt certain entities from its requirements. FIN 46 is effective to the Company beginning January 1, 2004. The Company does not expect there to be any material impact on its United States GAAP consolidated financial statements when FIN 46 is adopted.